SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Nancy Tomassone Invesco Ltd. 1555 Peachtree Street, N.E., Suite 1800 Atlanta, Georgia 30309 Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS # 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
	7	SOLE VOTING POWER 7,037,498
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,037,498
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,037,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.6%
14	TYPE OF REPORTING PERSON HC, IA

Item 1.  Security and Issuer.
This Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the "Issuer" or the "Company").  The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 2.  Identity and Background.
The person filing this statement is Invesco Ltd., a Bermuda corporation (the "Reporting Person").  The principal business address of the Reporting Person  is 1555 Peachtree Street, N.E., Atlanta, GA 30309.  The Reporting Person is the parent issuer of Invesco UK Limited, which is the parent issuer of Invesco Asset Management Limited, which is the manager of a number of funds and accounts.
The Reporting Person, through its various subsidiaries, is primarily engaged in the business of providing investment management services to institutional and individual investors worldwide.  This statement on Schedule 13D is being filed by the Reporting Person on behalf of itself.
Neither the Reporting Person, nor any director, executive officer or controlling person of either of them has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
On October 17, 2017, the Issuer, Nobelli Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and Evofem Biosciences, Inc., a privately-held Delaware corporation ("Evofem"), entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), pursuant to which, among other things, Merger Sub merged with and into Evofem, and Evofem became a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the "Merger") on January 17, 2018 (the "Effective Time").  In addition, the Company changed its name from Neothetics, Inc. to Evofem Biosciences, Inc. and implemented a reverse stock split in which six shares became one share.
Immediately prior to the effective time of the Merger (the "Effective Time"), each outstanding share of Evofem's preferred stock (other than shares of Evofem's Series D preferred stock) was converted into one share of Evofem common stock. At the Effective Time: (a) each share of Evofem common stock (on an as-converted basis) was converted solely into the right to receive shares of Common Stock equal to the common stock exchange ratio described in the Merger Agreement; (b) each outstanding share of Evofem Series D preferred stock was converted solely into the right to receive shares of Common Stock equal to the Series D preferred stock exchange ratio described in the Merger Agreement; and (c) each outstanding Evofem stock option that had not previously been exercised prior to the Effective Time was assumed by the Issuer.
Concurrently with the execution of the Merger Agreement, the Issuer entered into a Securities Purchase Agreement with the Reporting Person and certain other investors of Evofem (the "Securities Purchase Agreement") pursuant to which the Issuer issued and sold in a private placement transaction (the "Financing") $20 million of Issuer Common Stock and Evofem  issued warrants to purchase shares of Evofem common stock immediately prior to the Effective Time (the "Investor Warrants"). The Investor Warrants were automatically exercised on a cashless basis at the Effective Time, and the shares of Evofem common stock issued upon exercise of the Investor Warrants were eligible to receive shares of Common Stock in an amount equal to the common stock exchange ratio upon completion of the Merger.  The Reporting Person used existing cash resources in connection with the Financing.
Under the exchange ratio formulas in the Merger Agreement, as of immediately after the Merger, and including the effect of the Financing and the stock split, the Reporting Person owns an aggregate of 7,037,498 shares of Common Stock.
This summary of the Merger Agreement and the Financing does not purport to be complete and is qualified in its entirety by reference to the exhibits filed in connection with this Schedule 13D, and are incorporated by reference in their entirety into this Item 3.
Item 4.  Purpose of Transaction.
The description of the Merger (as defined in Item 3) set forth in Item 3 above is incorporated by reference in its entirety into this Item 4. The Reporting Person acquired the shares of common stock of Evofem for investment purposes.
The Reporting Person and its subsidiaries have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Person and its subsidiaries intend to review the investment in the Issuer on a continuing basis and may engage in communications with other shareholders of the Issuer, knowledgeable industry or market observers, members of the Issuer's board of directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.
Notwithstanding anything contained herein, the Reporting Person and its subsidiaries specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.
Item 5.  Interest in Securities of the Issuer.
Except for the Common Stock received in the Merger and the Financing described in Item 3, the Reporting Person did not previously own any shares of the Common Stock. The funds and accounts that received the Common Stock are as follows: Invesco Perpetual High Income Fund (3,519,366 shares of Common Stock) and Invesco Perpetual Income Fund (3,518,132 shares of Common Stock). The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In addition to the agreements described in Item 3, and in accordance with the terms of the Merger Agreement, the Issuer entered into a registration rights agreement with the Reporting Person and certain other investors pursuant to which the Issuer agreed that promptly, but no later than 60 calendar days from the Effective Date, to file a registration statement with the Securities and Exchange Commission, covering the shares of Common Stock held by the Reporting Person and certain other investors.
Item 7.  Material to be Filed As Exhibits.
99.1. Agreement and Plan of Merger and Reorganization, dated October 17, 2017, by and among Neothetics, Inc., Evofem Biosciences, Inc. and Nobelli Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Neothetics, Inc. on October 17, 2017).

99.2. Securities Purchase Agreement, dated October 17, 2017, by and among the Issuer, Evofem Biosciences, Inc. and the investors listed therein (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Neothetics, Inc. on October 17, 2017).

99.3. Form of Registration Rights Agreement by and among the Issuer and the investors listed therein (incorporated by reference to Exhibit G to Exhibit 2.1 of the Form 8-K filed by Neothetics, Inc. on October 17, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2018
INVESCO LTD.

By:  /s/ Nancy Tomassome
Name:  Nancy Tomassone
Title:    Global Assurance Officer